FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)








End of NASDAQ quotation and termination of ADR programme

Quotation of COLT ADRs will cease on NASDAQ at the close of trading on May 10, 2006 when COLT's depositary arrangement with Bank of New York (BoNY) terminates. ADR holders will no longer be able to trade in COLT ADRs after this date.

However, they will be able to convert those ADRs into ordinary COLT shares listed in London. BoNY will sell the COLT ordinary shares underlying any ADRs remaining after June 9, 2006. Holders who wish to convert their ADRs to ordinary shares have at least until June 9, 2006 to do this, and can call BoNY on 1-888-269-2377 (in the US) or +1-212-815-3700 (from outside the US) to learn how. BoNY's applicable charges will apply to all such ADR conversions.

Similar BoNY charges will be deducted from the proceeds BoNY will pay to holders who do not so convert or otherwise dispose of their ADRs.

To enable COLT to satisfy SEC conditions for de-registration, COLT will set a threshold in its register of US shareholders. All US Holders who fall below that threshold will be required to sell their shares to a non-US Holder (or if they fail to comply with COLT's notification to do so, COLT will exercise its powers to sell US Holders' shares on their behalf).

ADR holders who are resident in the US are cautioned that if the size of their holding is below the threshold, their holding will be subject to compulsory sale whether converted to ordinary shares or not. COLT presently anticipates that the threshold will be approximately 20, 000 ordinary shares (equivalent to approximately 5,000 ADRs). However, this is a preliminary estimate only and the final threshold will be announced by COLT on or around May 10, 2006. Holders resident in the US are also cautioned that if their holding of COLT ordinary shares is above the threshold but their holding is not individually identified to COLT by any nominee holding the shares for them, the holding will also be subject to compulsory sale.

ADR holders who are not resident in the US and wish to convert to ordinary shares should transfer their ADR holding to ordinary shares as soon as possible and not later than June 9, 2006. They should inform COLT's agents, Richard Davies Investor Relations, of this move, supplying where possible details of the new registered holder name, nominee or custodian holding of the ordinary shares. This will assist COLT to clearly identify the holdings as belonging to non-US resident shareholders prior to any compulsory sale. The information requested should be sent to Isabel Richardson at Richard Davies Investor Relations, Balfour House, 46-54 Great Titchfield Street, London W1W 7QA, UK, or e-mailed to isabel.richardson@rdir.com

For further information:
Luke Glass
COLT
luke.glass@colt.net
+44 (0)20 7390 3681.



                    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 08 May 2006                              COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary